EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Digimarc Corporation:

We consent to the incorporation by reference in the registration statements (No. 001-34108) on Form 10 and (No. 333-154524) on Form S-8 of Digimarc Corporation of our report dated February 22, 2013, with respect to the consolidated balance sheets of Digimarc Corporation and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K/A of Digimarc Corporation.

/s/ KPMG LLP

Portland, Oregon

August 7, 2013